Exhibit 28-1



FOR RELEASE:  December 30, 1994

CONTACT:  Mr. Roland Webb, Todd Pacific Shipyards
          (206) 623-1635 (x400)


           TODD LOW BIDDER FOR WASHINGTON FERRIES


Seattle.   Todd Shipyards Corporation announced today that
its wholly owned subsidiary Todd Pacific Shipyards Corporation is the apparent low bidder for the construction of one Jumbo Mark II Class Ferry for the Washington State Department of Transportation. The contract includes an option, exercisable by the Washington State Department of Transportation, for the construction of two additional ferries of the same class. The bid price submitted by Todd Pacific Shipyards Corporation for the three ship project was $181,568,153.

Washington State Department of Transportation expects to complete bid evaluation within two to five working days.
The contract specifications call for the award of the contract within twenty days of bid opening.

If all options are exercised, the construction contract is expected to extend through calendar year 1999 and employ, on average, approximately 350 additional shipyard workers.